				FCHS									
				12/31/2016									
				Sales leaseback related									
				sublease	sublease	sublease	sublease	sublease	sublease	sublease	sublease	sublease	
		GMR lease exp	GMR lease exp	CCHC	SSAI	UBS	Praemittias	Modus Operandi					
	PV factor	gross	p value	rental income	rental income	rental income	rental income	rental income	rental (income)	rental income	rental expenses	rental expenses	Net
			FCHS	(estimated)	(estimated)	(estimated)	(estimated)	(estimated)	subtotal	p value		p value	P value
Area (square feet)>		78000	34003	8188	6668	8408	6200	14533	43997	n/a	n/a	n/a	
	% Sq Footage	100%	43.6%	10.5%	8.5%	10.8%	7.9%	18.6%	56.4%				
	Base Rent	$ 92,056.25		$ 15,864.25	$ 15,036.36	$ 25,603.90	$ 12,338.00	$ 24,257.42	$ 93,099.93				
	Total Rent	$ 92,056.25		$ 16,975.75	$ 16,088.88	$ 27,663.67	$ 13,139.71	$ 24,297.42	$ 98,165.43				
	71.3%	$	$	$	$	$	$	$	$	$	$	$	$
1	0.583771162	1,104,675	644,877	186,277	174,277	296,676	70,327	281,570	1,009,127	589,099	537,800	313,952	369,730
2	0.340788769	1,104,675	376,461	203,709	193,067	331,964	141,909	291,569	1,162,218	396,071	548,556	186,942	167,332
3	0.198942656	1,126,769	224,162	203,709	193,067	331,964	141,909	291,569	1,162,218	231,215	559,527	111,314	104,261
4	0.116136985	1,149,304	133,477	203,709	193,067	331,964	141,909	291,569	1,162,218	134,976	570,718	66,281	64,782
5	0.067797423	1,172,290	79,478	203,709	193,067	331,964	141,909	291,569	1,162,218	78,795	582,132	39,467	40,150
6	0.03957818	1,195,736	47,325	203,709	193,067	331,964	141,909	291,569	1,162,218	45,998	593,775	23,501	24,827
7	0.0231046	1,219,650	28,180	203,709	193,067	331,964	141,909	291,569	1,162,218	26,853	605,650	13,993	15,320
8	0.013487799	1,244,043	16,779	203,709	193,067	331,964	141,909	291,569	1,162,218	15,676	617,763	8,332	9,436
9	0.007873788	1,268,924	9,991	203,709	193,067	331,964	141,909	291,569	1,162,218	9,151	630,118	4,961	5,802
10	0.004596491	1,294,303	5,949	203,709	193,067	331,964	141,909	291,569	1,162,218	5,342	642,721	2,954	3,561
sub totals		11,880,369	1,566,680	2,019,658	1,911,876	3,284,352	1,347,507	2,905,691	11,469,085	1,533,176			805,202
Per Sq Year 1		$ 14.16		$ 22.75	$ 26.14	$ 35.28	$ 11.34	$ 19.37	$ 22.94				
Avg over the term				$ 24.67	$ 28.67	$ 39.06	$ 21.73	$ 19.99	$ 26.07				
	Assumptions:								(1)				

a) Long term future vacancy rates estimated based on management experience.

b) Future sublease rental rates for periods after initial lease terms, estimated based on current actual rates. First period sublease rental is actual rental as per trial balance 2016.

c) discount rate at incremental borrowing (unsecured) rates for the Company estimated as average of actual interest as per tab "Interest Rate"

d) sublease rental expenses estimated based on average of actual expenses.

e) present value calculations discounted based on period end amounts with fractions of year rounded off.

f) Operating expense exclusive of Interest, Depr, amort and rent were $569,286, $537,801 and projected $559,894 for 2015, 2016 and 2017. Used 2016 and raised 2% per year

October-15		
Alpha Capital Assets Loan Amount	$	600,000
Interest @ 10% paid in Stock	$	60,000
Warrants	$	433,163
Broker Fee @ 7%	$	42,000
Legal Fee	$	20,000
Borrowing Cost	$	555,163
Total Payback	$	1,155,163
Effective Interest Rate		92.5%

Ascher Enterprises	Loan	12/14/2012	$	203,500
	Payoff	6/17/2013	$	274,725
	Interest Paid		$	71,225
	Days Outstanding	185	$	385
	Annual Interest cost		$	102,025
				50.1%

71.3%